SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

AMENDMENT NO. 1

PAINCARE HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

69562E104
(CUSIP Number)

January 25, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Page 1 of 7 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b)[x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,853,362
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 5,853,362
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,853,362
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43% (1)
12.	TYPE OF REPORTING PERSON: OO
(1) The ownership percentage of the Reporting Person is based on 78,780,694 shares of Common Stock issued and outstanding as of November 7, 2007 as stated in the Issuer’s Form 10-Q for the fiscal period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 13, 2007.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b)[x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,853,362
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 5,853,362
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,853,362
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43% (1)
12.	TYPE OF REPORTING PERSON: OO
(1) The ownership percentage of the Reporting Person is based on 78,780,694 shares of Common Stock issued and outstanding as of November 7, 2007 as stated in the Issuer’s Form 10-Q for the fiscal period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 13, 2007.

Item 1(a).	Name of Issuer.

Paincare Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1030 NORTH ORANGE AVENUE, SUITE 105 ORLANDO, FLORIDA 32801

Item 2(a).	Names of Persons Filing.

Midsummer Investment Ltd. (“Midsummer Investment”) Midsummer Capital, LLC (“Midsummer Capital”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to Midsummer Investment:
Midsummer Investment Ltd.
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, New York 10017

As to Midsummer Capital:
295 Madison Avenue, 38th Floor
New York, New York 10017

Item 2(c).	Citizenship.

As to Midsummer Investment: Bermuda As to Midsummer Capital: New York

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

69562E104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Item 4 is amended and supplemented to include the following:

Midsummer Investment beneficially holds 5,853,362 shares of Common Stock as of the date hereof.

Midsummer Capital is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 5,853,362 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially holds 7.43% of the Issuer’s issued and outstanding Common Stock (based on 78,780,694 shares of Common Stock issued and outstanding as of November 7, 2007 as stated in the Issuer’s Form 10-Q for the fiscal period ended September 30, 2007 and filed with the Securities and Exchange Commission on November 13, 2007).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 5,853,362 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 5,853,362 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2008

MIDSUMMER INVESTMENT LTD.

By:	MIDSUMMER CAPITAL, LLC, its investment manager

By:	/s/ Michel Amsalem
Name: Michel Amsalem
Title: President

MIDSUMMER CAPITAL, LLC

By:	/s/ Michel Amsalem
Name: Michel Amsalem
Title: President